                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               Boca Resorts, Inc.
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    09688T106
                                  (CUSIP Number)

          Matthew S. Topham, Esq.                     Mark R. Beatty, Esq.
          Preston Gates & Ellis LLP                   Cascade Investment, L.L.C.
          701 Fifth Avenue, Suite 5000                2365 Carillon Point
          Seattle, Washington  98104-7078             Kirkland, WA 98033
          (206) 623-7580

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 October 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.: 09688T106
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  Cascade Investment, L.L.C.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ----------------
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
             NUMBER OF SHARES
               BENEFICIALLY                          0
                 OWNED BY                   ----------------------------------
                   EACH                     8        SHARED VOTING POWER
                REPORTING
                  PERSON                             2,047,704
                   WITH                     ----------------------------------
                                            9        SOLE DISPOSITIVE POWER

                                                     0
                                            ----------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     2,047,704
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,047,704
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES / /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.04%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No.: 09688T106
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  William H. Gates III

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ----------------
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                  (b) / /
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  / /
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
             NUMBER OF SHARES
               BENEFICIALLY                          0
                 OWNED BY                   ----------------------------------
                   EACH                     8        SHARED VOTING POWER
                REPORTING
                  PERSON                             2,047,704
                   WITH                     ----------------------------------
                                            9        SOLE DISPOSITIVE POWER

                                                     0
                                            ----------------------------------

                                            10       SHARED DISPOSITIVE POWER

                                                     2,047,704
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,047,704
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES / /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.04%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Boca Resorts, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 501 E. Camino Real, Boca Raton, FL 33432.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed jointly by Cascade Investment, L.L.C. ("Cascade"), which is a limited liability company organized under the laws of the State of Washington, and William H. Gates III, individually (each, a "Reporting Person"). The agreement among the Reporting Persons relating to the joint filing of this statement is contained on the signature page hereto. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. Michael Larson, who is a citizen of the United States of America, is the manager of Cascade. The principal business address of Cascade and Mr. Larson is 2365 Carillon Point, Kirkland, Washington 98033. Mr. Gates is a citizen of the United States of America and the sole member of Cascade. Mr. Gates' principal occupation is serving as the Chairman of Microsoft Corporation, a company that principally develops computer software, and his business address is One Microsoft Way, Redmond, WA 98052.

         During the last five years, neither of the Reporting Persons nor Mr. Larson (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 3, 2000, Cascade purchased 50,000 shares of the Common Stock in open market purchases for an aggregate price of $537,440. Following this purchase, Cascade beneficially owned a total of 2,047,704 shares of the Common Stock, which represents approximately 5.04% of the shares of Common Stock issued and outstanding.

         The source of Cascade's payment of the purchase price was its working capital. Cascade did not purchase any of the Common Stock with borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

             Cascade acquired the Common Stock for investment purposes only. Cascade will encourage management of the Issuer to take concrete steps to enhance shareholder value. Cascade will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Common Stock for investment;
(ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Stock in the open market, through a tender offer or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Cascade has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Cascade's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Cascade's portfolio.

             Except as set forth above, Cascade has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which

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may impede the acquisition of control of the Issuer by any person; (viii)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

             Cascade reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         The share ownership percentages described in this Schedule 13D are based on 40,606,072 shares of Common Stock outstanding as of September 19, 2000, as indicated in the Issuer's Form 10-K for the fiscal year ended June 30, 2000, which was filed on September 28, 2000.

         (a) As of the filing date of this Schedule 13D, Cascade beneficially owns 2,047,704 shares of the Common Stock, which represents approximately 5.04% of the shares of Common Stock currently issued and outstanding. Mr. Gates, as the sole member of Cascade, is deemed to beneficially own the shares of Common Stock owned by Cascade.

         (b) As of the filing date of this Schedule 13D, Cascade has power to vote or direct the vote and dispose or direct the disposition of 2,047,704 shares of the Common Stock. Mr. Gates, as the sole member of Cascade, holds the final authority to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by Cascade.

         (c) The following table contains the transactions in the Common Stock effected by any of the Reporting Persons during the past 60 days. Each transaction was effected through an open market purchase.

------------------------------- ---------------------------- --------------------------------- -----------------------
Reporting Person                Transaction Date             Number of Shares Purchased        Price Per Share
------------------------------- ---------------------------- --------------------------------- -----------------------
------------------------------- ---------------------------- --------------------------------- -----------------------
Cascade                         10/3/00                      50,000                            $10.7488
Cascade                         10/2/00                      20,000                            $10.75
Cascade                         9/29/00                      20,000                            $10.8688
Cascade                         8/30/00                      30,200                            $10.5
Cascade                         8/30/00                      11,000                            $10.3295
Cascade                         8/28/00                      34,800                            $10.7856
Cascade                         8/25/00                      35,000                            $10.8125
Cascade                         8/22/00                      100,000                           $10.5
------------------------------- ---------------------------- --------------------------------- -----------------------

         (d) Not applicable.

         (e) Not applicable.

Item     6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

            The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

             None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            OCTOBER 12, 2000
                            Date

                            CASCADE INVESTMENT, L.L.C.

                            By /s/ Michael Larson
                               ----------------------
                               Michael Larson, Manager

                            WILLIAM H. GATES III

                            /s/ Michael Larson
                            -----------------------
                            William H. Gates III, by Michael Larson as attorney in fact*



                             JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: October 12, 2000.
                           CASCADE INVESTMENT, L.L.C.

                           By: /s/ Michael Larson
                               ------------------------
                               Michael Larson, Manager


                           WILLIAM H. GATES III

                           /s/ Michael Larson
                           -----------------------------
                           William H. Gates III, by Michael Larson as attorney in fact*


* Duly authorized under power of attorney dated March 20, 2000, by and on behalf of William H. Gates III, filed with Cascade's Schedule 13G with respect to Wisconsin Central Transportation Corporation on April 28, 2000, SEC File Number 005-41648, and incorporated by reference herein.